Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of Annual General Meeting (the “Annual General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.bilibili.com/.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated June 6, 2022 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, June 30, 2022 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following:

1.	ordinary resolution: to receive the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2021;

2.

ordinary resolution: to re-elect JP Gan to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

3.

ordinary resolution: to re-elect Eric He to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

4.

ordinary resolution: to re-elect Feng Li to serve as an independent director until the 2025 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

5.

ordinary resolution: within the parameters of Rule 13.36 of the Hong Kong Listing Rules, to approve the granting of a share issue mandate to the board of directors of the Company to issue, allot or deal with unissued Class Z ordinary shares and/or ADSs not exceeding 20% of the total number of issued ordinary shares of the Company as of the date of passing of such ordinary resolution;

6.

ordinary resolution: within the parameters of the Hong Kong Listing Rules, to approve the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class Z Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of such ordinary resolution;

7.

ordinary resolution: to approve, ratify and confirm the Cloud Services Agreement, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the Circular, and to authorize any one Director, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Cloud Services Agreement;

8.

ordinary resolution: to approve, ratify and confirm the Collaboration Agreements, and the transactions contemplated thereunder and the proposed annual caps, details of which are set out in the Circular, and to authorize any one Director, for and on behalf of the Company, to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the Collaboration Agreements; and

9.

special resolution: to approve the adoption of a new set of Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner as set out in Appendix IV of the Circular with effect from the Effective Date.

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on May 27, 2022 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 27, 2022 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.bilibili.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 28, 2022 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 22, 2022 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.bilibili.com, the Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board

Bilibili Inc.

Rui Chen

Chairman

Hong Kong, June 6, 2022

As at the date of this notice, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Mr. Yi XU and Ms. Ni LI as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.

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